

March 29, 2011

Via Facsimile
Dr. Claude Poulin
Chief Executive Officer
Neuro-Biotech Corp. (f/k/a M45 Mining Resources Inc.)
Aeschenvorstadt 71
CH-4051
Basel, Switzerland

**Re: Neuro-Biotech Corp. (f/k/a M45 Mining Resources Inc.)
            Form 10-K
            Filed July 2, 2010
            File No. 033-55254-42**

Dear Dr. Poulin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your periodic reports identify you as a development stage company with no full time employees or laboratories. We also note, however, the following statements on your website. With a view to clarifying disclosure, please advise regarding the following:

- Your website indicates that "[m]anufacturing and distribution is made in partnership with well established companies and complementary in each sector and market," however, you do not appear to have any products or services being manufactured or distributed.
- Your website indicates that your "principal expenses are related to scientific personnel as well as its laboratories. The administration and commercialization represent a small percentage of the costs." However, your filings do not reflect any scientific personnel or laboratories.

- Your website indicates that "Neuro-Biotech Corp. can fund its products from its income and therefore secure its growth for many years, confirming its leadership in biotechnology business and creating strategic jobs." However, your filings do not identify any products or income, and it is unclear on what basis you make such statements regarding your growth.
- Your website references an unsolicited offer from Auric Pharma Science, however, we are unable to locate any filings or disclosure with respect to the "diligence" and other information provided.

Please revise or advise.

2.   Similarly, we note what appear to be press releases appearing on mybestpicksever.com, with a date of January 26, 2011, including the following: "NEURO-BIOTECH CORP. SIGNS AGREEMENT WITH A LOI WITH A MAJOR DISTRBUTOR IN ISREAL Furthermore, Neuro-Biotech intends to contract the manufacturing of the tests ordered by its Licensee in Israel and to that effect discussions have already taken place with Sigma-Aldrich a renowned pharmaceutical firm in Israel." However, we are unable to locate filings or disclosure regarding these announcements or arrangements. Please advise.

Form 10-Q for the nine months ended December 31, 2010

Note 5 – Intangible Assets, page 14

3.   We note that the license represents approximately 90% of total assets at June 30, 2010. We note you recorded a significant impairment charge of $51,660,000 to bring the value of the value of the licenses to $615,000 in the first quarter of fiscal year 2010. In light of the significance of the remaining license balance, tell us and revise to disclose in future filings your impairment testing policy. The disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of the licenses. Refer to ASC 350-30-50-3

4.   Please tell us and revise to disclose in future filings how management determined the licenses did not have a value greater than the aggregate par value of the shares issued to effect the acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

5.   We note the ten-year sublicense agreement with Credo-TM referred to on page six. Please amend your disclosure in Management's Discussion and Analysis to address which products are covered by this agreement and when you anticipate making deliveries and recognizing revenues pursuant to it. Also, please file this agreement as an exhibit.

6.   Tell us and revise to disclose in future filings how management's plans to develop the new business have advanced during the reporting period. For example, describe what

actions, if any, management has taken to develop further quantitative diagnostic blood tests, etc. This discussion should be updated in subsequent filings to report the progress in developing the new products and processes.

Form 8-K, filed July 19, 2010

7. We note the references to the 16 license agreements you entered into as well as the investment agreement whereby you are to receive $2 million dollars. Please file executed copies of these agreements with your next periodic report. Also, please amend your Form 8-K to provide the disclosure requested by Item 3.02 or advise.

8. Your Form 10-K cover page indicates that, as of June 10, 2010, you had 53 million common shares outstanding. However, your Form 8-K disclosure suggests that you issued 615 million shares in April 2010 to Squib & Waves Research and Northern Carrabean Star, please advise. Also, please advise whether this transaction resulted in a change in control. In this respect your attention is directed to Item 5.01 of Form 8-K.

Form 10-Q for the three months ended June 30, 2010

General

9. We note your disclosure that your Board of Directors approved a revision to your charter to increase the number of common shares available for issuance to an aggregate of 1,000,000,000 shares on April 30, 2010. Please file the revised charter.

10. Please amend your disclosure responsive to Item 2 of Part I and Item 2 of Part II of Form 10-Q to address the securities transactions referred to in note eight to your financial statements, to the extent applicable.

11. Please file all material agreements associated with the notes disclosed in footnotes six and seven of your financial statements.

Form 10-K for the fiscal year ended March 31, 2010

General

12. We note you filed a Form 8-K on June 17, 2010 announcing that, on February 19, 2010, you had changed your name from M45 Mining Resources, Inc. to Neuro-Biotech Corp. It is unclear why your cover page, and other Form 10-K disclosure, such as your Description of Business pursuant to Item 101(h) of Regulation S-K, do not reflect the name change and, to the extent applicable, your revised business plan. Please revise or advise.

Form 10-K Cover Page

13.   In future filings please use the revised Form 10-K cover page.

Securities Authorized for Issuance under Equity Compensation Plans, page 5

14.   On page five you address a Form S-8 filed on April 6, 2007 covering the sale of
        7,000,000 shares of common stock pursuant to an Employee Stock Option Plan, which
        appears to have been adopted in connection with your previous mining operations.
        Please advise us whether you continue to utilize this Form S-8, and if so, provide us with
        an analysis supporting your eligibility to do so.

15.   Please amend to provide the table required by Item 201(d) of Regulation S-K or advise.

Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of
the Exchange Act, page 10

Code of Ethics, page 11

16.   Please address Item 406(c) of Regulation S-K in future filings, as applicable. Also,
        please file your Code as an exhibit pursuant to Item 601 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 15

17.   Please confirm that this information is presented as of March 31, 2010 and not March 31,
        2009 as indicated in your disclosure. Also, please amend to provide the disclosure
        requested by Item 403(b) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 15

18.   On page three you indicate that you rent office space for a fixed monthly rate from a
        principal shareholder. Please advise us how you considered Item 404(d) of Regulation S-
        K as it relates to this arrangement and, if necessary, provide amended disclosure.

Exhibits

Exhibits 31.1 and 31.2

19.   Please revise the certifications to match the certification set forth in Item 601(b)(31)(i) of
        Regulation S-K. In this regard, we note that in the introductory language of paragraphs 4,
        4(b) and 5 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over
        financial reporting has been omitted. In addition, you should replace "Company" with
        "Registrant" in paragraphs 4 and 5, and replace "annual report" with "report" in
        paragraphs 2 and 3.

Dr. Claude Poulin
Neuro-Biotech Corp.
March 29, 2011
Page 5

Signatures

20.   Please amend to have your principal executive officer, principal financial officer,
        principal accounting officer, and a majority of your board, sign your filing in their
        respective capacities as such.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if
you have questions regarding comments on the financial statements and related matters. Please
contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other
questions.

                                                Sincerely,

                                                /s/ James Lopez (for)

                                                John Reynolds
                                                Assistant Director